Exhibit 12.1

STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
(Unaudited)

	For the	For the
	Year Ended	Year Ended
	December 31,	December 31,
	2011	2012
Earnings:
Pretax loss from continuing operations	$(10.9)	$(29.5)
Add:
Fixed charges	19.0	20.1
Pretax income (loss) from continuing operations adjusted for fixed charges	8.1	(9.4)

Fixed Charges:
Interest expensed and capitalized	11.1	11.3
Amortization of discount and capitalized expenses related to indebtedness	3.7	4.2
Estimate of interest within rental expense (a)	4.2	4.6
Total Fixed Charges	19.0	20.1
Ratio of Earnings to Fixed Charges (b)	—	—

(a) One third of rent expense is deemed to be representative of interest.
(b) Our earnings were insufficient to cover fixed charges by $10.9 million and $29.5 million for the years ended December 31, 2011 and 2012, respectively.